Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Long Term Incentive Award
24 March, 2016:  Caledonia Mining Corporation ("Caledonia" or the "Company") announces that the company's Compensation Committee (the "Committee") has granted long term incentives to Mr. Mark Learmonth.  The award is made pursuant to the approval of the Omnibus Equity Incentive Compensation Plan (the "Plan") by shareholders at the annual shareholder meeting held on 14 May, 2015.
As announced on 12 January, 2016 Mr Learmonth received a one year award covering 2016 only; this further award relating to 2017 and 2018 has been made following the clarification of his residence status after Caledonia's re-domicile from Canada to Jersey, Chanel Islands which was effected on 21 March, 2016.  The grant of this further award to Mr Learmonth brings his total long term incentive awards into line with the awards granted to the other participants, other than the Chief Executive officer, at 20 per cent of his basic salary for each year that is covered by the awards.
The award is made in the form of Restricted Share Units ("RSU's") and Performance Share Units ("PSU's"). The nature of the RSU's and PSU's are described in the release dated 12 January, 2016.  Due to the Committee's wish to avoid equity dilution for shareholders, RSU's and PSU's will be settled in cash, reflecting the prevailing Caledonia share price at the settlement of the award.  No shares will be issued as a result of the LTIP awards.
The number of PSU's and RSU's awarded to Mr Learmonth in this award is equal to the monetary value of the award divided by the Fair Market Value of the Company's shares, being the greater of the volume-weighted average trading price of Caledonia's shares on the Toronto Stock Exchange for the five days preceding the date of the award, or the closing price on the day preceding the date of the award, converted to the U.S. dollar equivalent based on the CAD/USD exchange rate for the 90 days immediately preceding the valuation date, i.e. 71 US cents.
The initial award and this further award to Mr Learmonth are set out below
	Total Value	RSU's	PSU's
Initial award (2016)	$85,000	$17,000	$68,000
Further award (2017 and 2018)	$170,000	$34,000	$136,000
Total	$255,000	$51,000	$204,000

For further information please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204